# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clear Channel Outdoor Holdings, Inc., CIK 0001334978
CUSIP: 18453H106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 4830 NORTH LOOP 1604W, SUITE 111, SAN ANTONIO, Texas (TX), 78249
Date of event which requires filing of this statement: 04/07/2025
Amends the filing with accession number 0001193125-24-250650
Filed by CIK 0001045060
Persons authorized to receive notices and communications: Arturo R. Moreno, c/o Moreno Companies, LLC, 4455 E. Camelback Road, Suite C140, Phoenix, Arizona (AZ), 85018, (602) 667-9500

## Reporting persons
- Arturo R. Moreno (CIK 0001045060): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 57,432,534; shared voting power 0; sole dispositive power 57,432,534; shared dispositive power 0; aggregate amount beneficially owned 57,432,534 (11.7% of the class)
  Comment: The percent reported in row 13 is based on 490,058,313 shares of Common Stock outstanding as of February 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Clear Channel Outdoor Holdings, Inc.
Address of issuer's principal executive offices: 4830 NORTH LOOP 1604W, SUITE 111, SAN ANTONIO, Texas (TX), 78249
Comment:
EXPLANATORY NOTE

This Amendment No. 4 ("Amendment No. 4") to Schedule 13D is filed by Mr. Moreno (the "Reporting Person") to amend the Schedule 13D originally filed on behalf of the Reporting Person with the United States Securities and Exchange Commission (the "SEC") on December 5, 2023, as subsequently amended on December 6, 2023, May 20, 2024 and November 4, 2024 (collectively, the "Original Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The Reporting Person purchased 5,500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $5,499,990.02, including brokerage commissions. Funding of the purchases of the Common Stock was from Mr. Moreno's personal funds.

The information set forth in Item 5 of this Amendment No. 4 is incorporated by reference in its entirety into this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Amendment No. 4 is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Person in respect of the Issuer's Common Stock since the most recent filing of the Reporting Person on the Original Schedule 13D are set forth on Exhibit A.

## Signatures
- Arturo R. Moreno: /s/ Arturo R. Moreno, Arturo R. Moreno (04/08/2025)